PE 3/20/2013



13001161

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 20 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Joel E. Rappoport
Kilpatrick Townsend & Stockton LLP
jrappoport@kilpatricktownsend.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-20-2013

Re: Mayflower Bancorp, Inc.

Dear Mr. Rappoport:

This is in regard to your letter dated March 20, 2013 concerning the shareholder proposal submitted by Alan F. Macomber for inclusion in Mayflower Bancorp's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Mayflower Bancorp therefore withdraws its March 15, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Alan F. Macomber
*** FISMA & OMB Memorandum M-07-16 ***



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5820
direct fax 202 204 5620
JRappoport@KilpatrickTownsend.com

March 20, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Mayflower Bancorp, Inc.
Commission File No. 000-52477
Withdrawal of No-Action Request Regarding the Shareholder Proposal from Alan F. Macomber

Ladies and Gentlemen:

By letter dated March 15, 2013, Mayflower Bancorp, Inc. (the "Company"), requested that the staff of the Division of Corporation Finance concur that the Company may omit from its proxy materials for its 2013 annual meeting of shareholders a shareholder proposal (the "Shareholder Proposal") received by the Company from Mr. Alan F. Macomber (the "Shareholder").

Attached hereto as Exhibit A is a copy of an email from the Shareholder dated March 18, 2013, stating that the Shareholder withdraws the Shareholder Proposal. In reliance on the Shareholder's withdrawal letter, the Company hereby withdraws its March 15, 2013 no-action request relating to the Company's ability to exclude the Shareholder Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

A copy of this letter is being sent to the Shareholder. The email attached as Exhibit B, with a letter from the Company confirming receipt of the Shareholder's withdrawal letter, was previously sent. Accordingly, the Company withdraws its no-action request.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned.

Very truly yours,



Joel E. Rappoport

Enclosure

cc: Edward M. Pratt, Mayflower Bancorp, Inc.
Gary R. Bronstein, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Alan F. Macomber c/o Corky and Company LLC

Exhibit A

Hellmold, Erich

From: Rappoport, Joel
Sent: Monday, March 18, 2013 4:36 PM
To: Hellmold, Erich
Subject: FW: Alan Macomber Proxy Proposal

Joel Rappoport
Kilpatrick Townsend & Stockton LLP
Suite 900 | 607 14th Street, NW | Washington, DC 20005-2018
office 202 508 5820 | cell 202 230 7423 | fax 202 204 5620
jrappoport@kilpatricktownsend.com | My Profile | vCard

From: Alan Macomber *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, March 18, 2013 4:05 PM
To: Rappoport, Joel; Maria Vafiades
Subject: Alan Macomber Proxy Proposal

Dear Mr. Rappoport,

Please be advised, I am withdrawing my shareholder proposal without prejudice of February 5, 2013 and had advised Mr. Pratt by phone a couple weeks previous. I'm in receipt of your letter to the SEC, but was under the impression my non response to your original letter would end this matter.

Sincerely,
Alan F. Macomber

--
Alan

Confidentiality Notice:
This communication constitutes an electronic communication within the meaning of the Electronic Communications Privacy Act, 18 U.S.C. Section 2510, and its disclosure is strictly limited to the recipient intended by the sender of this message. This transmission, and any attachments, may contain confidential attorney-client privileged information and attorney work product. If you are not the intended recipient, any disclosure, copying, distribution or use of any of the information contained in or attached to this transmission is STRICTLY PROHIBITED. Please contact us immediately by return e-mail or at 404 815 6500, and destroy the original transmission and its attachments without reading or saving in any manner.

Exhibit B

Hellmold, Erich

From:	Rappoport, Joel
Sent:	Wednesday, March 20, 2013 9:53 AM
To:	Hellmold, Erich
Subject:	FW: Alan Macomber Proxy Proposal

Joel Rappoport
Kilpatrick Townsend & Stockton LLP
Suite 900 | 607 14th Street, NW | Washington, DC 20005-2018
office 202 508 5820 | cell 202 230 7423 | fax 202 204 5620
jrappoport@kilpatricktownsend.com | My Profile | vCard

From: Alan Macomber *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, March 19, 2013 8:56 PM
To: Rappoport, Joel
Subject: Re: Alan Macomber Proxy Proposal

Confirmed. Alan

On Tuesday, March 19, 2013, Rappoport, Joel wrote:

Mr. Macomber,

This is to acknowledge receipt of your e-mail withdrawing your proposal. We will advise the SEC that the proposal has been withdrawn. Thank you for your e-mail.

Sincerely,

Joel Rappoport

Joel Rappoport
Kilpatrick Townsend & Stockton LLP
Suite 900 | 607 14th Street, NW | Washington, DC 20005-2018
office 202 508 5820 | cell 202 230 7423 | fax 202 204 5620
jrappoport@kilpatricktownsend.com | My Profile | vCard

From: Alan Macomber *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, March 18, 2013 4:05 PM
To: Rappoport, Joel; Maria Vafiades
Subject: Alan Macomber Proxy Proposal

Dear Mr. Rappoport,

Please be advised, I am withdrawing my shareholder proposal without prejudice of February 5, 2013 and had advised Mr. Pratt by phone a couple weeks previous. I'm in receipt of your letter to the SEC, but was under the impression my non response to your original letter would end this matter.

Sincerely,

Alan F. Macomber

--

Alan

Confidentiality Notice:
This communication constitutes an electronic communication within the meaning of the Electronic Communications Privacy Act, 18 U.S.C. Section 2510, and its disclosure is strictly limited to the recipient intended by the sender of this message. This transmission, and any attachments, may contain confidential attorney-client privileged information and attorney work product. If you are not the intended recipient, any disclosure, copying, distribution or use of any of the information contained in or attached to this transmission is STRICTLY PROHIBITED. Please contact us immediately by return e-mail or at 404 815 6500, and destroy the original transmission and its attachments without reading or saving in any manner.

DISCLAIMER Per Treasury Department Circular 230: Any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

--

Alan



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5820
direct fax 202 204 5620
JRappoport@KilpatrickTownsend.com

March 15, 2013

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Mayflower Bancorp, Inc.**
Commission File No. 000-52477
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Mayflower Bancorp, Inc. (the "Company"), we hereby notify the Staff of the U.S. Securities and Exchange Commission (the "Staff") of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 annual meeting of shareholders (the "2013 Proxy Materials") the shareholder proposal (the "Shareholder Proposal") submitted by Alan F. Macomber (the "Shareholder"), pursuant to Rule 14a-8(b), 14a-8(c), Rule 14a-8(f), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7).

I. Background

The Shareholder submitted the Shareholder Proposal on February 5, 2013 and was received by the Company on February 6, 2013. A copy of the Shareholder's letter, including the Shareholder Proposal, is attached hereto as **Exhibit A**. In a letter sent to the Shareholder on February 15, 2013 (the "Deficiency Notice"), the Company notified the Shareholder that his submission violated Rule 14a-8(b) as he had failed to properly prove that, at the time he submitted the Shareholder Proposal, he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year and that he will continue to hold the requisite amount of the Company's common stock through the date of the annual meeting of the Company. *See* **Exhibit B**. In addition, the Company notified the Shareholder that his submission also violated Rule 14a-8(c) and that the Shareholder could correct this procedural deficiency by indicating which proposal the Shareholder would like to submit and which proposal the Shareholder would like to withdraw. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. Records confirm that the Shareholder received the Deficiency Notice at 9:59 a.m. on February 19, 2013. *See* **Exhibit C**. Neither the undersigned nor the Company has received any response from the Shareholder regarding the Deficiency Notice.

II. The Shareholder Proposal

The Shareholder Proposal reads as follows:

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this standard "proxy access" proposal is made to apply proxy access rules as originally set forth in SEC Rule 14a-11.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of any party of one or more shareowners that has held continuously, for three years, three percent of the Company's securities eligible to vote for the election of directors.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twenty five percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1 who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

III. The Shareholder Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f) Because The Shareholder Failed To Establish The Requisite Eligibility To Submit The Shareholder Proposal.

Rule 14a-8(b)(l) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Here, the Shareholder Proposal was dated February 5, 2013 and was received by the Company on February 6, 2013. Thus, the Shareholder was required to provide proof of continuous ownership of Company shares for the full one year period preceding and including that date. However, the Shareholder Proposal submitted by the Shareholder was not accompanied by any proof of ownership.

In the Deficiency Notice, the Company notified the Shareholder that his submission violated Rule 14a-8(b) as he had failed to properly prove that, at the time he submitted the Shareholder Proposal, he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year and that he will continue to hold the requisite amount of the Company's common stock through the date of the annual meeting of the Company. *See* **Exhibit B**. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. Records confirm that the Shareholder received the Deficiency Notice at 9:59 a.m. on February 19, 2013. *See* **Exhibit C**. The Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Shareholder in a timely manner the Deficiency Notice, which explained the requirements of Rule 14a-8(b) and included a copy of Rule 14a-8(b). As of the date of this letter the Shareholder has not provided any proof of ownership or responded to the Deficiency Notice. The Shareholder did call the Company and stated that he intended to withdraw the Shareholder Proposal, but neither the undersigned nor the Company has received any correspondence confirming his intention to withdraw the Shareholder Proposal.

We therefore request that the Staff concur that the Shareholder Proposal is excludable from the 2013 Proxy Materials because the Shareholder has failed to verify his ownership of the requisite amount of Company shares for the one-year period preceding and including the date the Shareholder submitted the Shareholder Proposal to the Company.

IV. The Shareholder Proposal May Be Excluded Under Rule 14a-8(c) Because It Constitutes Multiple Proposals

The Company may exclude the Shareholder Proposal from its 2013 Proxy Materials because the Shareholder has combined different shareholder proposals into a single proposal in violation of Rule 14a-8(c). The Shareholder Proposal states "Most long-term shareowners have no reasonable means to make board nominations" and asks that the Company's board of directors amend the bylaws and governing documents to permit shareholders to make board nominations under the procedures set forth in the Shareholder Proposal. It should be noted that the Shareholder Proposal does not include a supporting statement or provide any background on the proposal. In addition to specifying certain board nomination procedures, the Shareholder Proposal in paragraph 6 also seeks to dictate whether the Company, its directors and its officers can treat the election of proxy access board nominees as a change in control. In the Deficiency Notice, the Company notified the Shareholder that his submission also violated Rule 14a-8(c) and that the Shareholder could correct this procedural deficiency by indicating which proposal the Shareholder would like to submit and which proposal the Shareholder would like to withdraw. *See* **Exhibit B**. As stated in Sections II and III above, the Company has not received any communication from the Shareholder in response to the Deficiency Notice.

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently allowed the exclusion of substantially similar proxy access proposals under Rule 14a-8(c) due to the shareholder's inclusion of a paragraph identical to paragraph 6 of the Shareholder Proposal. *See The Goldman Sachs Group, Inc.* (avail. March 7, 2012), *Bank of America Corporation* (avail. March 7, 2012) and *Textron Inc.* (avail. March 7, 2012).

In addition, the Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. In *Parker-Hannifin Corp.* (avail. September 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow shareholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded. In *PG&E Corp.* (avail. March 11, 2010) the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (avail. February 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (avail. February 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); and *Centra Software, Inc.* (avail. March 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

The Staff also has concurred that multiple proposals are involved when one part of a shareholder's submission addresses matters or actions that arise as a result of implementation of another part of the submission. For example, in *HealthSouth Corp.* (avail. March 28, 2006), the proposal would have amended the company's bylaws to: (i) grant shareholders the power to increase the size of the board and (ii) allow shareholders to fill any director vacancies created by such an increase. The Staff concurred that the submission constituted multiple proposals even though the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing. In *Exxon Mobil Corp.* (avail. March 19, 2002), the Staff concurred that multiple proposals were involved in a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of shareholder groups, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board. In *Allstate Corp.* (avail. January 29, 1997), the Staff concurred that a submission constituted multiple proposals when it requested that the company adopt cumulative voting and then avoid certain actions that the proponent indicated may indirectly impair the effectiveness of cumulative voting.

Like the proposals in *Allstate* and the other precedent discussed above, the Shareholder Proposal contains an element seeking to prescribe how the Company, its board and officers define a "change in control." This is clearly a separate matter from the concept of providing shareholders proxy access that is addressed in the Shareholder Proposal's other elements. Thus, the Shareholder Proposal does not constitute a single proposal under Rule 14a-8(c). Here, the Shareholder Proposal states that it is a "standard 'proxy access'" proposal, and the Shareholder

Proposal asks that the Company's board take steps to "allow shareowners to make board nominations" under procedures set forth in the Shareholder Proposal. However, paragraph 6 of the Shareholder Proposal has nothing to do with the process for providing shareholders with the ability to nominate director candidates and have those candidates included in the Company's proxy materials. Paragraph 6 of the Shareholder Proposal states:

> 6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and its officers.

Contrary to the assertion in the introductory language of the Shareholder Proposal that the Shareholder Proposal relates to "allow[ing] shareowners to make board nominations," paragraph 6 addresses how the Company and its directors and officers shall address a possible consequence of shareholders electing directors through the proxy access model proposed in the other paragraphs of the Shareholder Proposal. Thus, unlike the other paragraphs of the Shareholder Proposal, the action requested under paragraph 6:

- does not relate to the rights of shareholders but instead implicates how the Company deals with third parties such as lenders, public debt holders and employees and how officers and directors act in their personal capacities;

- does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors, but instead addresses the Company's authority to enter into certain contracts and the actions of its board and officers; and

- would operate independently of the proxy access provisions in the rest of the Shareholder Proposal, in that it would limit the Company's ability to negotiate and interpret contractual provisions regardless of any use of a proxy access right by shareholders.

Paragraph 6 is separate and distinct from the rest of the Shareholder Proposal because it is not essential to and it implicates a different set of concerns than the Shareholder Proposal's main concept of providing shareholders with proxy access. Similar to the triennial executive pay forum in *Parker-Hannifin,* which the Staff concurred was distinct from a proposed triennial executive pay vote, the requirement that the Company, its board and officers not consider a certain situation to be a "change in control" is distinct from providing, and is not necessary to provide, shareholders with proxy access for director nominees. Merely asserting in the introductory language of the Shareholder Proposal that each element is part of a single program does not create a single unifying concept, as demonstrated by the introductory language in the *ParkerHannifin* proposal. Likewise, as with *HealthSouth, Exxon Mobil* and *Allstate* cited above, the fact that paragraph 6 addresses a possible consequence of implementing the other elements of the Shareholder Proposal does not make it a single proposal.

Paragraph 6 involves different actions, affects different persons and addresses a different concern than the provisions in the Shareholder Proposal that set forth requested terms for providing shareholders with proxy access for director nominees. As such, paragraph 6 of the Shareholder Proposal constitutes a separate proposal. Furthermore, the Company provided the Deficiency Notice to the Shareholder within the time period specified by Rule 14a-8 for notifying him of the multiple proposals, and the Shareholder did not correct the deficiency as required by Rule 14a-8. For these reasons, the Shareholder Proposal, in its entirety, may properly be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(c), as it does not, in its entirety, relate to a single, unifying concept.

V. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Shareholder Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

In addition, the Staff has consistently allowed the exclusion of substantially similar proxy access proposals under Rule 14a-8(i)(3) because the shareholder proposal referred to the eligibility requirements of Rule 14a-8 without explaining what these requirements were. *See Sprint Nextel Corporation* (avail. March 7, 2012), *Chiquita Brands International, Inc.* (avail. March 7, 2012) and *MEMC Electronic Materials Inc.* (avail. March 7, 2012).

A. The Shareholder Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Staff has permitted the exclusion of shareholder proposals that, like the Shareholder Proposal, impose a standard by reference to a particular set of guidelines when the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. For example, in *AT&T Inc.* (avail. February 16, 2010), the Staff permitted the exclusion of a proposal where a key aspect of the proposal relied upon a statutory reference that was not described in the proposal or supporting statement. In *AT&T Inc.*, the proposal sought a report disclosing, among other items, "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JPMorgan Chase & Co.* (avail. March 5, 2010) (concurring with the exclusion of a similar proposal).

Likewise, in *Boeing Co.* (avail. February 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. March 7, 2008); *Schering-Plough Corp.* (avail. March 7, 2008); and *JPMorgan Chase & Co.* (avail. March 5, 2008).

In many other instances as well, the Staff has concurred with exclusion of a proposal where a key element of the proposal relied upon an external standard that was not defined or described in the proposal or supporting statement. *See also Exxon Mobil Corp.* (avail. March 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (avail. February 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (avail. February 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (avail. March 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (avail. March 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

Paragraph 4 of the Shareholder Proposal states:

> All members of any party satisfying item 1 who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

In addition, Paragraph 3 of the Shareholder Proposal states: "Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party."

As with the shareholder proposals in the precedents cited above, the Shareholder Proposal relies upon external standards (Rule 14a-8(b), Regulation S-K, and Rule 13d) in order to implement a central aspect of the Shareholder Proposal (shareholder eligibility requirements for nominating directors in company proxy materials) but the Shareholder Proposal and its supporting statement fail to describe the substantive provisions of the standards. Without an understanding of these standards, shareholders are unable to know the eligibility requirements for nominating directors under the Shareholder Proposal's requested policy, and thus shareholders will be unable to determine the effect of implementing the Shareholder Proposal that they are being asked to vote upon. The purpose of the Shareholder Proposal is to give certain shareholders or shareholder groups the ability to include their director nominees in the Company's proxy materials. Thus, the provisions containing the references to Rule 14a-8(b), Regulation S-K, and Rule 13d are of central importance to the Shareholder Proposal, as they are critical to the issue of which shareholders are eligible to utilize the provisions requested by the Shareholder Proposal.

Despite the central role Rule 14a-8(b), Regulation S-K, and Rule 13d play in understanding what is being proposed, the Shareholder Proposal fails to define or describe the specific provisions of Rule 14a-8(b), Regulation S-K, and Rule 13d. Thus, shareholders have no guidance from the Shareholder Proposal as to which shareholders would be eligible to use the Shareholder Proposal's proxy access regime. Moreover, the Shareholder Proposal's failure to define or describe the requirements of Rule 14a-8(b), Regulation S-K, and Rule 13d is particularly problematic because a shareholder cannot be expected to understand the provision simply through the Shareholder Proposal's citation to Rule 14a-8(b), Regulation S-K, and Rule 13d. Indeed, the ownership standard under Rule 14a-8(b) is not generally understood by the public and is a complicated standard that has been interpreted and explained across a number of the Commission's releases, Staff Legal Bulletins and no-action letters. *See, e.g.,* Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"), (addressing eligibility of groups); Staff Legal Bulletin No. 14 (July 13, 2001) (interpreting, among other items, how to calculate the market value of a shareholder's securities and what class of security a proponent must own to qualify under Rule 14a-8(b); Staff Legal Bulletin No. 14F (October 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-(b)(2)(i)).

Moreover, the Staff consistently has expressed the view that when a company is communicating with shareholders regarding the eligibility requirements of Rule 14a-8(b), the "company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either: address the specific requirements of that rule in the notice; or attach a copy of Rule 14a-8(b) to the notice." *See* SLB 14B. If shareholders submitting proposals under Rule 14a-8 cannot he expected to fully understand the rule's eligibility requirements without some form of explanation, certainly shareholders being asked to vote upon the Shareholder Proposal similarly would be unable to determine what Rule 14a-8(b) requires. As the Staff has found on numerous occasions in the precedent cited above, without a definition or description of an external standard in the proposal or supporting statement, the Company's shareholders cannot be expected to know what a statutory reference encompasses and make an informed decision on the merits of the Shareholder Proposal. *See* SLB 14B; *Capital One Financial Corp.* (avail. February 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Likewise, the Staff has expressed the view that citations or references to laws in proxy statements and other filings must be defined or described in order to provide shareholders with more specific information about the substantive provisions of the referenced law. Consistent with Staff comments, the Shareholder Proposal's failure to provide shareholders with the information necessary to understand the reference to Rule 14a-8(b), Regulation S-K, and Rule 13d results in the Shareholder Proposal being vague and misleading.

Thus, because the references to Rule 14a-8(b), Regulation S-K, and Rule 13d are central to the Shareholder Proposal, shareholders cannot understand the Shareholder Proposal without an understanding of the specific requirements of Rule 14a-8(b), Regulation S-K, and Rule 13d. Accordingly, the Shareholder Proposal's failure to describe the substantive provisions of Rule 14a-8(b), Regulation S-K, and Rule 13d will render shareholders who are voting on the Shareholder Proposal unable to determine with any reasonable certainty what the Shareholder Proposal entails. As a result, and consistent with the precedent discussed above, the Shareholder Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

B. The Shareholder Proposal Is Excludable Because The Shareholder Proposal Is Subject To Multiple Interpretations, Such That Shareholders Would Be Unable To Determine The Specific Requirements The Shareholder Proposal Would Impose.

The Staff has concurred that a shareholder proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (avail. January 11, 2005), the Staff concurred with the exclusion of a shareholder proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (avail. February 19, 2009), the Staff agreed that the first proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board." *See also The Dow Chemical Co. (Rossi)* (avail. February 17, 2009) and *General Electric Co.* (avail. January 26, 2009) (same as *Bristol-Myers Squibb Co.* above); and *International Business Machines Corp.* (avail. February 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations).

It would be extremely difficult to evaluate properly the potential effect of implementing the Shareholder Proposal without an understanding of the eligibility requirements for shareholders to participate in the Shareholder Proposal's nomination process because the requirements of the Shareholder Proposal are subject to multiple interpretations. As a result of the vague and indefinite nature of the Shareholder Proposal, the Shareholder Proposal is materially misleading and, thus, excludable pursuant to Rule 14a-8(i)(3).

C. *The Shareholder Proposal Is Excludable Because The Shareholder Proposal Contains Vaguely Worded Mandates, Such That Shareholders and The Company Would Be Unable To Determine What Actions Would Be Required.*

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See PetSmart Inc.* (avail. April 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (avail. March 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (avail. February 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *NSTAR* (avail. January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the term "financial records"); and *Peoples Energy Corp.* (avail. November 23, 2004 *recon. denied* December 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Paragraphs 5 and 6 of the Shareholder Proposal each are vague and indefinite in that they require the Company to take certain actions but fail to adequately define or describe such actions, so that neither shareholders nor the Company can determine the nature or scope of the actions required. Specifically, paragraphs 5 and 6 of the Shareholder Proposal state, respectively:

- "All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees."; and

- "Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers."

The Staff previously has concurred that a shareholder proposal setting forth broad and vaguely defined mandates similar to those in the Shareholder Proposal was vague and indefinite, resulting in the proposal being excludable under Rule 14a-8(i)(3). In *Comshare, Inc.* (avail. August 23, 2000), the Staff concurred that the company could omit a proposal requesting that:

- "the board of directors should endeavor not to discriminate among directors based upon when or how they were elected;" and
- the company "try to avoid defining change of control based upon officers or directors as of some fixed date."

In *Comshare,* the company argued that the quoted provisions were so broadly worded that they would affect matters unrelated to those discussed in the proposal, with sweeping ramifications as to how the board and the company conducted its affairs, such that shareholders would not be able to comprehend everything that would be affected by the proposal. The mandates in paragraphs 5 and 6 of the Shareholder Proposal are comparable to those in *Comshare* and are equally broadly worded and vague. Similarly, the concept of "equivalent" treatment to directors nominated by shareholders under the Shareholder Proposal's provisions could extend well beyond the example cited in paragraph 5 and have broad application. In addition, the Shareholder Proposal's requirement that the Company and its board and officers not "consider" a change in the composition of the board a change in control is also broadly and vaguely worded.

As with the precedent cited above, the Shareholder Proposal gives no guidance or indication of the scope and intent of the Shareholder Proposal's language. Because shareholders are not able to comprehend what they are being asked to vote for, and the Company would not be able to know what it would be required to do or prohibited from doing under the Shareholder Proposal, the Shareholder Proposal is vague and indefinite and is excludable in its entirety under Rule 14a-8(i)(3).

VI. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Shareholder Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Shareholder Proposal because it cannot ensure that its directors and officers, acting in their individual capacities, will voluntarily comply with the requirements of paragraph 6 that the Company's directors and officers not "consider" an election resulting in a majority of board seals being filled by directors nominated by shareholders to be a "change in control." The Company has entered in employment agreements with certain executive officers and established a deferred compensation plan in which directors and officers participate. These agreements contain a different definition of change in control than the one contained in paragraph 6 of the Shareholder Proposal and can only be amended upon the mutual written consent of all parties involved. As a result, the Company does not have the power to amend these agreements to conform with the standard set forth in paragraph 6 of the Shareholder Proposal.

The only way the Shareholder Proposal can be implemented is if the Company's directors and officers voluntarily agree to comply with the terms of the Shareholder Proposal. While the Company does have the power to request or suggest that directors and officers agree to the terms of the Shareholder Proposal, the Company has no power to force compliance by such persons. Accordingly, because the Shareholder Proposal requires the Company to take an action and the Company cannot compel directors and officers to comply with the terms of the Shareholder Proposal in their individual capacities, the Company lacks the power to implement the Shareholder Proposal.

The Staff has acknowledged that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." *See* 1998 Release, at note 20. For example, in *SCEcorp* (avail. December 20, 1995, *recon. denied* March 6, 1996), the Staff concurred with the exclusion of a proposal that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. Specifically, the proposal requested that the trustee of the company's employee stock plan, along with other trustees and brokers, amend existing and future agreements regarding discretionary voting of the company's shares. Since the company had no power or ability to compel the independent parties to act in a manner consistent with the proposal, the Staff concurred that the company lacked the power to implement the proposal.

Similarly, in *The Southern Co.* (avail. February 23, 1995), the Staff concurred with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector. *See also eBay Inc.* (avail. March 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture within which eBay did not have a majority share, a majority of board seats, or operational control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (avail. March 3, 2005) (concurring with the exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); and *AT&T Corp.* (avail. March 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal").

Likewise, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(6) of shareholder proposals that would require certain directors to remain independent at all times without providing an opportunity or mechanism for the company to "cure" violations of the proposals' independence requirement. Specifically, the Staff noted that the inability to cure potential violations made it impossible for the companies to implement the proposals because companies lack the power to completely control the actions of their directors in their individual capacities. *See* Staff Legal Bulletin No. 14C (June 28, 2005) (noting that the Staff "would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times"); *see also The Goldman Sachs Group, Inc.* (avail. March 25, 2010) (concurring with the exclusion of a proposal requesting a policy prohibiting current or former chief executive officers of the company from serving on the board's compensation committee, where the Staff noted that the board of directors lacked the power to ensure that each member of the compensation committee met this criteria at all times); and *First Mariner Bancorp* (avail. January 8, 2010, *recon. denied* March 12, 2010) (concurring with the exclusion of a proposal requesting that the chairman of the board and the chief executive officer be two different individuals and "the Chairman be an independent director," where the Staff noted that it was not within the power of the board of directors to ensure that its chairman retain his or her independence at all times and the proposal provided no opportunity to cure potential violations).

Just as with the precedent discussed above, paragraph 6 of the Shareholder Proposal requires the Company to prevent the Company's directors and officers from taking certain actions in their individual capacities and requires them to amend agreements they have entered into in their individual capacities. However, the Company lacks the power to implement the Shareholder Proposal, as it cannot force its directors and officers to comply with paragraph 6 or amend agreements they previously entered into. Therefore, consistent with the precedent cited above, the Shareholder Proposal is excludable in its entirety pursuant to Rule 14a-8(i)(6).

VII. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Shareholder Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may also exclude the Shareholder Proposal on that basis.

As discussed above, the Shareholder Proposal seeks to amend the Company's organizational documents to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Shareholder Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to utilize a common change in control definition in a wide variety of ordinary business dealings, including in the terms of financing agreements, equity incentive plans and various other compensation arrangements that may be applicable to non-executive officers. For example, Paragraph 6 of the Shareholder Proposal would seem to prevent the Company from agreeing to include a common change in control definition in future ordinary course debt arrangements and thus would restrict the Company's ability to negotiate optimal financing terms, since a change in control repurchase right is often requested in such financings.

The Staff has long concurred that shareholder proposals like the Shareholder Proposal that seek to dictate the terms of a company's financing arrangements implicate the company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7). For example, in *Vishay Intertechnology, Inc.* (avail. March 28, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a shareholder proposal requesting the company pay off an existing convertible note. Similarly, in *Irvine Sensors Corp.* (avail. January 2, 2001), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms upon which capital is raised.

More generally, the Shareholder Proposal would also affect the terms that counterparties might seek to include in many of the Company's future contracts or agreements. The Staff has consistently concurred in the exclusion of shareholder proposals relating to the terms of ordinary course programs, plans, policies, contracts or other agreements. *See, e.g., Concurrent Computer Corp.* (avail. July 13, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the implementation and particular terms of a share repurchase program); and *Dairy Mart Convenience Stores, Inc.* (avail. February 12, 1992) (concurring in the exclusion of a proposal related to the company's contractual performance as ordinary business).

Although the Staff has concurred that change in control arrangements can implicate significant policy issues in the context of executive compensation, it has never taken the position that any event implicating the definition of a change in control raises significant policy issues, and in fact has concurred with the exclusion of change in control proposals outside of the context of executive compensation. *See Cascade Financial Corp.* (avail. March 4, 2010) (proposal restricting certain "golden parachute" plans, severance agreements or separation payments not excludable under Rule 14a-8(i)(7) if revised to address compensation of senior executive officers only and not to relate to general compensation policy). Moreover, even when an issue might implicate significant policy issues in some contexts, the Staff has found that does not mean the issue always implicates significant policy issues. *Cf. Niagara Mohawk Holdings, Inc.]* (avail. January 3, 2001) (although proposals on construction of nuclear power plants raise significant policy issues, the Staff concurred that a proposal asking that a company "operate [a nuclear facility] with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste" implicated ordinary business issues). Thus, even if the application of paragraph 6 would in some instances implicate a significant policy issue it nevertheless results in the Shareholder Proposal being excludable under Rule 14a-8(i)(7) because it affects the Company in many other contexts that do not implicate significant policy issue. *See Union Pacific Corp.* (avail. February 25, 2008) (concurring with the exclusion in its entirety under Rule 14a-8(i)(7) of a proposal requesting information on the company's efforts to safeguard the security of its operations arising from terrorist attacks or "other homeland security incidents" because the provision addressing "homeland security incidents" encompassed ordinary business matters such as weather-related events).

As set forth above, the Shareholder Proposal would affect the terms upon which the Company obtains financing and numerous other contracts entered into in the ordinary course of business, and therefore is excludable in its entirety under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

VIII. Conclusion

Based on the foregoing analysis, the Company believes that the Shareholder Proposal and the Supporting Statement may be properly excluded from the Proxy Materials pursuant to Rules Rule 14a-8(b), 14a-8(c), Rule 14a-8(f), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7). The Company respectfully requests that the Staff concur with that position.

Please transmit the Staff's response by e-mail to the undersigned at JRappoport@kilpatricktownsend.com. We understand that you can provide your response to the Shareholder*FISMA & OMB Memorandum M-07-16*or in hard copy to Alan F. Macomber c/o Corky and Company LLC, 104 Anawan Street, Fall River, Massachusetts 02721.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned.

Very truly yours,



Joel E. Rappoport

Enclosure
cc: Edward M. Pratt, Mayflower Bancorp, Inc.
Gary R. Bronstein, Esq., Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Alan F. Macomber c/o Corky and Company LLC

Exhibit A

Alan F. Macomber
c/o Corky and Company LLC
104 Anawan St
Fall River, MA 02721

February 5, 2013

Mayflower Bancorp, Inc
Ms. Maria Vafiades
Corporate Secretary of the Company
30 South Main Street,
P.O. Box 311,
Middleboro, Massachusetts 02346

Dear Ms. Vafiades

Please accept the attached precatory proxy proposal submitted under SEC Rule 14a-8. Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, a public company is required to include a shareholder proposal and related supporting statements in its proxy statement and allow shareholders to vote on the proposal.

I am following submittal directions as stated in the latest proxy statement.

> "In order to be eligible for inclusion in the proxy materials of the Company for next year's annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at the Company's main office at 30 South Main Street, P.O.Box 311, Middleboro, Massachusetts no later than February 22, 2013. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act."

Please note I hold 21,731 shares of Mayflower Bancorp, Inc. These shares are held at Charles Schwab. I can be contacted by calling ***FISMA & OMB Memorandum M-07-16*** by email at ***FISMA & OMB Memorandum M-07-16*** or via mail, Alan F. Macomber, c/o Corky and Company LLC, 104 Anawan Street, Fall River, MA 02721.

Sincerely,



Alan F. Macomber

Mayflower Bancorp, Inc: Rule 14a-8 Proposal, February 5, 2013
Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this standard "proxy access" proposal is made to apply proxy access rules as originally set forth in SEC Rule 14a-11.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of any party of one or more shareowners that has held continuously, for three years, three percent of the Company's securities eligible to vote for the election of directors.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twenty five percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1 who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and

nominees under federal law, state law and company bylaws.

Exhibit B



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5820
direct fax 202 204 5620
jrappoport@kilpatricktownsend.com

February 15, 2013

VIA OVERNIGHT MAIL

Mr. Alan F. Macomber
c/o Corky and Company LLC
104 Anawan Street
Fall River, MA 02721

Dear Mr. Macomber:

On behalf of Mayflower Bancorp, Inc. (the "Company"), we are responding to your letter dated February 5, 2013 and received by the Company on February 6, 2013 (the "Submission").

The Submission contains certain procedural deficiencies, which pursuant to Securities and Exchange Commission ("SEC") regulations the Company is required to bring to your attention. Pursuant to Rule 14a-8(c) of the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Submission contains more than one stockholder proposal. Specifically, while parts of the Submission relate to allowing stockholders to make board nominations, we believe that paragraph number "6" in the resolution qualifies as a separate proposal. This procedural deficiency can be cured by indicating which proposal you would like to submit and which proposal you would like to withdraw.

In addition, please be advised that according to the Company's records, Alan F. Macomber is not a registered holder of the Company's common stock. Accordingly, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, the Company is hereby notifying you that you have failed to comply with the eligibility requirements set forth in Rule 14a-8(b) in that you have failed to properly prove that, at the time you submitted your proposal, you had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year and that you will continue to hold the requisite amount of the Company's common stock through the date of the annual meeting of the Company. A copy of Rule 14a-8(b) is enclosed for your reference.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

If you intend to remedy these deficiencies, as required by Rule 14a-8(f) your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of this letter.

Very truly yours,



Joel E. Rappoport

cc: Edward M. Pratt, Mayflower Bancorp, Inc.
Maria Vafiades, Mayflower Bancorp, Inc.
Erich M. Hellmold, Esq.

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.